Sticker to Prospectus
February 5, 2008
The prospectus for LEAF Equipment Leasing Income Fund III, L.P. consists of this sticker, the prospectus dated February 7, 2007 and Cumulative Supplement No. 3 dated February 5, 2008. In addition to other updating information, the cumulative supplement sets forth new basic investor suitability requirements (beginning on February 7, 2008) for residents of certain states to purchase our units, and updates the status of the offering, our use of offering proceeds, our management compensation, the financing we have obtained to implement our borrowing strategy, certain equipment we have acquired and our financial statements as of September 30, 2007 (unaudited).
This supplement forms a part of, and must be accompanied or preceded by, the prospectus.

LEAF Equipment Leasing Income Fund III, L.P.
Cumulative Supplement No. 3
to the
Prospectus dated February 7, 2007
February 5, 2008
Summary of this Cumulative Supplement
We are providing you with this cumulative supplement to update and revise the prospectus dated February 7, 2007.
This cumulative supplement forms a part of, and must be accompanied or preceded by, the prospectus.
This cumulative supplement updates:
•	the “Investor Suitability” section of the prospectus;

•	the status of the offering;

•	the “Use of Proceeds” section of the prospectus;

•	our cash distributions to our investors;

•	our equipment lease portfolio and related changes to our partnership agreement;

•	the “Management’s Discussion and Analysis of Financial Condition” section of the prospectus;

•	our selected financial data;

•	the “Management Compensation” section of the prospectus;

•	the financing we have arranged to implement our borrowing strategy;

•	the “Management” section of the prospectus;

•	the “Other Programs Managed by Our General Partner or its Affiliates” section of the prospectus to provide updated “Prior Performance Tables,” Appendix B to the prospectus; and

•	our financial statements as of September 30, 2007 (unaudited).
New Basic Investor Suitability for Residents of Certain States
Beginning on February 7, 2008, residents of Alaska, Arizona, California, Kansas, Maine, Mississippi, Nevada, New Hampshire, North Carolina, North Dakota, Oklahoma, Pennsylvania, Tennessee, Washington, Vermont and Puerto Rico must have either:
•	a net worth of at least $70,000, plus at least $70,000 of annual gross income; or

•	a net worth of at least $250,000.
Net worth must be determined exclusive of home, home furnishings and automobiles.

Also, beginning on February 7, 2008, if you are a resident of Iowa your total investment in us and our affiliated leasing programs, Lease Equity Appreciation Fund I, L.P. (“LEAF I”) and Lease Equity Appreciation Fund II, L.P. (“LEAF II”), may not exceed 10% of your liquid net worth.
Forward-Looking Statements and Associated Risks
Certain statements included in this cumulative supplement and its exhibits address activities, events or developments that we and our general partner anticipate, as of the date of this cumulative supplement, will or may occur in the future. For example, the words “believes,” “anticipates,” “intends” and “expects” are intended to identify forward-looking statements. These forward-looking statements include such things as:
•	investment objectives;

•	references to future operating results, credit availability and financial success;

•	business strategy;

•	estimated future capital expenditures;

•	competitive strengths and goals; and

•	other similar matters.
These statements are based on certain assumptions and analyses made by us and our general partner in light of our experience and our perception of historical trends, current conditions, and expected future developments. However, whether actual results will conform to these expectations is subject to a number of risks and uncertainties, many of which are beyond our control, including those set forth in “Forward-Looking Statements and Associated Risks” on page 20 of the prospectus. Thus, all of the forward-looking statements made in this cumulative supplement and its exhibits are qualified by these cautionary statements. You are urged not to place undue reliance on these forward-looking statements because actual results may differ materially from those anticipated by us and our general partner. For a more complete discussion of the risks and uncertainties to which we are subject, see the “Risk Factors” section of the prospectus.
Status of the Offering
On March 13, 2007, we satisfied the minimum offering requirements and began operations. As of September 30, 2007, we had sold 530,778 limited partner units to investors, including units sold through reinvestments of distributions, and 10,753 units to our general partner as a limited partner. This resulted in gross offering proceeds of $53,204,532 from our investors, and $1 million from our general partner at a discounted price per unit pursuant to the prospectus, for total offering proceeds of $54,204,532 .
Use of Our Offering Proceeds as of September 30, 2007
At September 30, 2007, we had received gross offering proceeds of $53,204,532 from our limited partners, excluding our general partner as a limited partner. In accordance with our partnership agreement, we applied our offering proceeds as of September 30, 2007 as set forth in the following table:
[THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK]

	Offering proceeds	Fees and expenses as
	as of September	a percent of offering
	30, 2007	proceeds (1)

Offering proceeds (2)	$53,204,532	100%
Offering expenses based on the amount of the offering proceeds shown in the table:
Sales commissions and related fees (3)	(3,591,867)	6.75%
Dealer-Manager fees (3)	(1,540,229)	2.89%
Reimbursement for accountable due diligence expenses (3)	(99,483)	0.19%
Organization expenses (4)	(1,596,136)	3.00%
Total public offering and organization expenses (3)(4)	(6,827,715)	12.83%
Net offering proceeds	46,376,817	87.17%
Acquisition fees (5)	(6,509,765)	12.24%

Reserves	(463,768)	0.87%

Total offering proceeds available for investment	$39,403,284	74.06%

Fees and expenses as a percentage of offering proceeds		25.07%

(1)	The percentages in this column were calculated by dividing the corresponding dollar amount in the first column by the amount of offering proceeds set forth in the table.

(2)	Excludes $1,000 contributed to us by our general partner at the time of our formation, units puchased by our general partner as a limited partner and debt and securitization financing we had obtained, except as described in footnote (5), below.

(3)	We paid this amount to Chadwick Securities, Inc., the dealer-manager of this offering and an affiliate of our general partner, which then reallowed all of the sales commissions, all of the accountable due diligence expenses and a portion of the dealer-manager fee to the selling dealers making the sales. We did not pay sales commissions to Chadwick Securities with respect to certain units that were sold at a discounted purchase price (including units purchased by our general partner as a limited partner), as described in the “Plan of Distribution” section of the prospectus.

(4)	We pay our general partner a 3% organization and offering expense allowance as described in the “Management Compensation” section of the prospectus.

(5)	In return for its assistance in acquiring our equipment, we pay our general partner and its affiliates acquisition fees equal to 2% of our total equipment acquisition costs, which includes debt or securitization financing relating to the acquisition. For purposes of calculating the amount of our general partner’s acquisition fees as of September 30, 2007, we had invested a total of $345.4 million.

(6)	We paid the purchase price of equipment and equipment portfolios to LEAF Funding, Inc., an affiliate of our general partner, at LEAF Funding’s cost for those assets as described in the “Management Compensation” section of the prospectus.
See the “Use of Proceeds” section of the prospectus.
Distributions to Our Limited Partners
Our monthly cash distributions to our limited partners, including our general partner as a limited partner to the extent it purchased units, began in May 2007, and totaled $1,076,763 through September 30, 2007. In addition, a cash distribution to our limited partners, which totaled $355,206, was paid in October 2007 for the month ended September 30, 2007.
As of September 30, 2007, our aggregate distributions to our limited partners were equal to 8.5% of their capital contributions to us, calculated pursuant to our partnership agreement. We expect that a substantial portion, and possibly all, of the distributions our investors receive from us over our term will be a return of capital as discussed in the “Risk Factors — We May Not Return All of Your Investment or Any Rate of Return on Your Investment” section of the prospectus.

Our Lease Portfolio
As of September 30, 2007:
•	our portfolio contained 9,518 equipment leases and secured loans with 8,539 individual end users, and no individual end user or single piece of equipment accounted for more than 3% of our portfolio based on original cost of the equipment;

•	the source of funds for our equipment acquisitions consisted of proceeds from this offering as described in “Status of the Offering,” above, and net borrowings of approximately $281.1 million as of September 30, 2007 , see “Our Financing,” below;

•	our average original equipment cost per equipment transaction was $34,700 and the weighted average initial term of our leases was 41 months;

•	our portfolio was diversified by geographic location with equipment located in 50 states as well as the District of Columbia and Puerto Rico, and based on original equipment cost 24% of our equipment was located in California and no other state had more than 10% of our equipment;

•	as measured by the U.S. Department of Labor’s standard industrial codes, the principal business sectors we leased to, measured by original cost of equipment, were as set forth in the tables below; and

•	based on original acquisition costs, we had invested approximately $234.7 million in equipment under full payout leases, $19.7 million under operating leases and $52.2 million under secured loans as shown in the tables below.
The following schedules detail the type, net investment (before allocating the allowance for possible losses) and percentage of the various types of equipment leased by us under operating leases, full payout leases and secured loans as of September 30, 2007. Also, the dollar amounts in the following tables include our net borrowing proceeds as well as our net offering proceeds.
Full Payout Leases by Equipment Type (1)

	September 30, 2007
	(Dollars in thousands)
Type of Equipment	Net Investment	Percentage
Industrial Equipment	$152,576	65.0%
Computers	20,034	8.6%
Medical Equipment	17,644	7.5%
Restaurant Equipment	13,702	5.8%
Office Equipment	11,929	5.1%
Communications	5,313	2.3%
Building Systems	5,175	2.2%
Garment Care	1,680	0.7%
Software	1,159	0.5%
Other	5,470	2.3%

	$234,682	100.0%

(1)	“Full Payout Lease” means any lease under which the aggregate non-cancellable rental payments due during the initial term of the lease, on a net present value basis, are at least sufficient to permit us to recover the entire purchase price of the equipment leased under the lease.

Operating Leases by Equipment Type (2)

	September 30, 2007
	(Dollars in thousands)
Type of Equipment	Net Investment	Percentage
Industrial Equipment	$8,654	43.9%
Computers	2,610	13.2%
Office Equipment	2,453	12.5%
Restaurant Equipment	1,365	6.9%
Communications	1,187	6.0%
Medical Equipment	482	2.4%
Building Systems	453	2.3%
Software	303	1.5%
Garment Care	134	0.7%
Other	2,084	10.6%

	$19,725	100.0%

(2)	“Operating Lease” means a lease under which the aggregate non-cancellable rental payments during the original term of the lease, on a net present value basis, are not sufficient to recover the entire purchase price of the equipment leased under the lease.
Secured Loans by Equipment Type (3)

	September 30, 2007
	(Dollars in thousands)
Type of Equipment	Net Investment	Percentage
Industrial Equipment	$39,215	75.2%
Medical Equipment	5,322	10.2%
Computers	3,401	6.5%
Restaurant Equipment	481	0.9%
Communications	156	0.3%
Building Systems	155	0.3%
Office Equipment	143	0.3%
Garment Care	104	0.2%
Other	3,183	6.1%

	$52,158	100.0%

(3)	“Secured Loan” means a loan or other extension of credit provided by us to a third-party end user to finance the end user’s purchase of equipment, with that equipment being used as collateral for the repayment of the loan.
The following tables group the types of businesses in our portfolio as of September 30, 2007 by standard industrial classification.

Full Payout Leases by Business Type

	September 30, 2007
	(Dollars in thousands)
Type of Business	Net Investment	Percentage
Services	$75,188	32.1%
Manufacturing	38,600	16.4%
Transportation/Communications/Energy	29,616	12.6%
Construction	26,810	11.4%
Retail Trade	24,123	10.3%
Wholesale Trade	14,825	6.3%
Agriculture/Forestry/Fishing	11,232	4.8%
Finance/Insurance/Real Estate	6,173	2.7%
Public Administration	262	0.1%
Other	7,853	3.3%

	$234,682	100.0%

Operating Leases by Business Type

	September 30, 2007
	(Dollars in thousands)
Type of Business	Net Investment	Percentage
Services	$6,150	31.2%
Transportation/Communications/Energy	2,498	12.7%
Construction	2,189	11.1%
Retail Trade	2,112	10.7%
Manufacturing	1,977	10.0%
Agriculture/Forestry/Fishing	1,772	9.0%
Wholesale Trade	1,254	6.4%
Finance/Insurance/Real Estate	1,236	6.2%
Public Administration	24	0.1%
Other	513	2.6%

	$19,725	100.0%

Secured Loans by Business Type

	September 30, 2007
	(Dollars in thousands)
Type of Business	Net Investment	Percentage
Transportation/Communications/Energy	$18,787	36.0%
Services	10,269	19.7%
Construction	5,425	10.4%
Wholesale Trade	4,972	9.5%
Finance/Insurance/Real Estate	3,416	6.5%
Agriculture/Forestry/Fishing	2,588	5.0%
Retail Trade	2,488	4.8%
Manufacturing	1,253	2.4%
Other	2,960	5.7%

	$52,158	100.0%

Additional Equipment Recently Acquired and Expected to be Acquired
NetBank Equipment Acquisition. On November 7, 2007, LEAF Funding, LLC, a wholly owned subsidiary of LEAF Financial Corporation (“LEAF Financial”), an affiliate of our general partner, acquired substantially all of the assets, primarily equipment leases and loans, of NetBank Business Finance, a division of NetBank, from the Federal Deposit Insurance Corporation as Receiver of NetBank for a purchase price of $415.2 million, including assumed liabilities of $21.2 million.
The purchase price was financed by LEAF Funding, LLC primarily with $368.1 million of bridge financing from Morgan Stanley Bank. The bridge financing was provided through a Receivables Loan and Security Agreement, dated as of November 1, 2007, among LEAF Capital Funding III, LLC, as borrower, LEAF Financial, as servicer, Morgan Stanley Bank, as Class A Lender and Morgan Stanley Asset Funding Inc., as Class B Lender. The agreement has a termination date of November 1, 2008 unless extended by the lenders, in their sole discretion, at the written request of the borrower.
The Class A loan is for the amount of $333.4 million. The interest rate for the Class A loan varies as follows: (i) from the closing date through August 7, 2008, the rate is the Adjusted Eurodollar Rate plus 2.00%; (ii) from August 8, 2008 through the termination date, the rate is the Adjusted Eurodollar Rate plus 2.50%; and (iii) from and after the termination date or during any event of default, the rate is the Adjusted Eurodollar Rate plus 3.00%. The Adjusted Eurodollar Rate is the 30 day London Interbank Offered Rate.
The Class B loan is for the amount of $34.7 million. The interest rate for the Class B loan varies as follows: (i) from the closing date through August 7, 2008, the rate is the Adjusted Eurodollar Rate plus 10.00%; (ii) from August 8, 2008 through the termination date, the rate is the Adjusted Eurodollar Rate plus 12.50%; and (iii) from and after the termination date or during any event of default, the rate is the Adjusted Eurodollar Rate plus 15.00%.
On February 1, 2008, we acquired an indirect ownership interest in LEAF Funding, LLC’s portfolio of equipment leases and loans by acquiring ownership interests in LEAF Funding, LLC. Consistent with our previous disclosures, we intend to acquire the remaining ownership interests in LEAF Funding, LLC in 2008. We join LEAF Funding, Inc., a wholly-owned subsidiary of LEAF Financial and an affiliate of our general partner, as the sole equity members of LEAF Funding, LLC. As a member of LEAF Funding, LLC, we are deemed to own an amount of LEAF Funding, LLC’s equipment leases and loans at any given time equal to our then percentage ownership in LEAF Funding, LLC. Our general partner believes that the purchase price of our percentage ownership interests in LEAF Funding, LLC is economically equivalent to the then net book value of our deemed ownership interests in LEAF Funding, LLC’s equipment leases and loans, which are subject to the same remaining unpaid financing that is described above, on a non-recourse basis. Our general partner has determined that this type of indirect portfolio acquisition is within our investment objectives, and it has amended our partnership agreement accordingly as set forth in Appendix A to this cumulative supplement.
Dolphin Capital Corporation Equipment Acquisition. In November 2007, we acquired a lease portfolio from Dolphin Capital Corporation, an equipment finance subsidiary of Lehman Brothers Bank, FSB. The aggregate purchase price, which includes acquisition fees paid to our general partner for the equipment leases and secured loans we acquired, was approximately $173 million in cash. Dolphin Capital is a well-known leasing company dedicated exclusively to funding small ticket transactions from small businesses.
To finance our acquisition of this lease portfolio from the Dolphin Capital, we amended our credit agreement with National City Bank to increase the available credit to $160 million and extended the termination date to March 31, 2008. The interest rate of this acquisition financing is the London Interbank Offered Rate plus 1.75%. To mitigate fluctuations in the interest rate, however, we entered into interest rate swap agreements to fix the interest rate at appropriately 5.8%. We will seek to refinance the temporary financing provided by National City Bank with permanent financing through either an existing loan agreement or a new loan agreement prior to March 31, 2008. We cannot assure you that such financing will be available in acceptable terms, or at all. See “Our Financing,” below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (unaudited)
Except as otherwise noted, the following discussion is based on definitions of operating leases, full payout leases and secured loans in our partnership agreement. These amounts will differ from a presentation based on U.S. Generally Accepted Accounting Principles (“GAAP”). As of September 30, 2007, our portfolio contained 9,518 equipment leases with 8,539 individual end users located in 50 states as well as the District of Columbia and Puerto Rico. No individual end user or single piece of equipment accounted for more than 3% of our portfolio based on original cost of the equipment. As of September 30, 2007, we had a net investment of $19.7 million in equipment under operating leases and a net investment of $286.9 million in full payout leases and secured loans for a total investment in equipment financing assets of $306.6 million. Our average original equipment cost per equipment financing transaction was $34,700 as of September 30, 2007. As of September 30, 2007, the average initial term of our financings was 41 months. As of September 30, 2007, 23% of our equipment was located in California. No other state accounted for more than 10% of our equipment portfolio.
We use debt in addition to our net offering proceeds to fund our leases and secured loans, including acquisitions of existing lease portfolios. As of September 30, 2007, our outstanding debt was $281.1 million.
Results of Operations. We began our operations on March 13, 2007. In November 2007 we increased our line of credit with National City Bank to $160 million. In June 2007 we obtained a $200 million credit facility with WestLB. In July 2007, we entered into a secured loan with Merrill Lynch Bank USA (“Merrill Lynch Bank”), with an initial aggregate borrowing limit of $100 million, which increased to $200 million in November 2007. These facilities allow us to leverage our equity to acquire additional equipment financings. Under the terms of our National City Bank credit facility, we can leverage our equity up to 7.5 to 1, under the terms of our WestLB credit facility, we can leverage our equity up to 8.0 to 1, and under the terms of our Merrill Lynch Bank credit facility, we can leverage our equity up to 8.5 to 1.
Revenues — Three and Nine Months Ended September 30, 2007.
•	Our interest and rental income was $5.5 million and $6.7 million, for the three months ended September 30, 2007 and the period from March 13, 2007 (commencement of operations) to September 30, 2007, respectively. We expect our revenues to increase as we continue to sell units and increase our offering proceeds and our use of our credit facilities. Our investments in financing assets, before allocating an allowance for possible losses, totaled $305.7 million as of September 30, 2007.
Expenses — Three and Nine Months Ended September 30, 2007.
•	Operating expenses were $6.9 million and $7.9 million for the three months ended September 30, 2007 and the period from March 13, 2007 (commencement of operations) to September 30, 2007, respectively. We expect our operating expenses to increase as our portfolio of equipment financing assets increases.

•	Interest expenses were $4.5 million and $5.2 million for the three months ended September 30, 2007 and the period from March 13, 2007 (commencement of operations) to September 30, 2007 respectively. We had an outstanding debt of $281.1 million as of September 30, 2007.

•	Depreciation on our equipment under operating leases was $225,000 and $339,000 for the three months ended September 30, 2007 and the period from March 13, 2007 (commencement of operations) to September 30, 2007, respectively. Our investment in operating leases presented under GAAP was $4.3 million as of September 30, 2007. We expect depreciation expense to increase as we increase our portfolio.

•	Administrative expenses were $378,000 and $426,000 for the three months ended September 30, 2007 and the period from March 13, 2007 (commencement of operations) to September 30, 2007, and represent reimbursements made to our general partner for expenses incurred on our behalf.

•	Management fees paid to our general partner and its affiliates, which are based on the size of our investments in lease assets serviced by our general partner and its affiliates, were $812,000 and $877,000 for the three months ended September 30, 2007 and the period from March 13, 2007 (commencement of operations) to September 30, 2007, respectively.

•	Our general and administrative expenses were $121,000 and $151,000 for the three months ended September 30, 2007 and the period from March 13, 2007 (commencement of operations) to September 30, 2007, respectively, and represent costs we incurred to operate on a daily basis.
We expect to acquire additional equipment financings as we raise more capital through the sale of our partnership units. The revenue derived from these additional leases and loans will be structured to exceed the interest expense incurred by the debt incurred to obtain these financings, however, defaults by our customers may result in losses. See “Risk Factors — Higher than Expected Equipment Lease and Secured Loan Defaults May Result in Losses” and “— Using Leverage to Build Our Portfolio Subjects Us to the Risk That Our Revenues May Not Be Sufficient to Cover Our Operating Costs Plus Debt Service and, Consequently, May Result in Losses” in the prospectus.
We had a net loss of $742,000 and $490,000 for the three months ended September 30, 2007 and the period from March 13, 2007 (commencement of operations) to September 30, 2007, respectively. The net loss per limited partner unit, after losses allocated to our general partner, was $1.68 and $1.73 for the three months ended September 30, 2007 and the period from March 13, 2007 (commencement of operations) to September 30, 2007, respectively.
Liquidity and Capital Resources. Our major sources of liquidity have been obtained by the sale of our partnership units and bank debt. Our primary cash requirements, in addition to normal operating expenses, are for debt service, investment in leases and notes and distributions to partners. In addition to cash generated from operations, we plan to meet our cash requirements through additional credit facilities and the continued sale of our partnership units.
The following table sets forth our sources and uses of cash for the period indicated (in thousands):

Period from March 13, 2007
(Commencement of Operations)
to September 30, 2007
Net cash provided by operating activities	$816
Net cash used in investing activities	(305,276)
Net cash provided by financing activities	308,566

Increase in cash	$4,100

Our liquidity is affected by our ability to leverage our portfolio through expansion of our credit facilities. On September 19, 2007, we entered into a new $200 million revolving credit facility with WestLB. Interest on this facility is calculated at one month LIBOR plus 0.95% per annum. In July 2007, we entered into a new $200 million revolving credit facility with Merrill Lynch Bank. Interest on this facility is calculated at one month LIBOR plus 0.80 % per annum. We fully paid off our National City Bank revolving line of credit in July 2007. Our credit facilities with WestLB and Merrill Lynch Bank will allow us to leverage the additional equity we raise. See “Our Financing,” below. Our debt to equity ratio was 6.78 to 1 at September 30, 2007.
Changes in interest rates will affect the market value of our portfolio and our ability to obtain financing. In general, the market value of an equipment lease will change in inverse relation to an interest rate change where the lease has a fixed rate of return. Accordingly, in a period of rising interest rates, the market value of our equipment leases will decrease. A decrease in the market value of our portfolio will adversely affect our ability to obtain financing against our portfolio or to liquidate it. In addition, the terms of our credit facilities with Merrill Lynch Bank and WestLB include financial covenants. As of September 30, 2007, we were in compliance with all such covenants. If we do not meet the requirements of the covenants in the future, a default could occur that would have an adverse effect on our operations and could force us to liquidate our portfolio. See “Risk Factors” in the prospectus.
Our liquidity could also be affected by higher than expected equipment lease defaults. Higher than expected equipment lease defaults will result in a loss of anticipated revenues. See “— Results of Operations,” above. These losses may adversely affect our ability to make distributions to partners and, if the level of defaults is sufficiently large, may result in our inability to fully recover our investment in the underlying equipment. In evaluating our allowance for possible losses on uncollectible leases, we consider our contractual delinquencies, economic conditions and trends, industry statistics, lease portfolio characteristics and our general partner’s management’s prior experience with similar lease assets. At September 30, 2007, our credit evaluation indicated a need for an allowance for possible losses of $910,000. As our lease portfolio increases, we expect to increase our allowance for possible losses.
We received $46.4 million, net of offering costs of $6.8 million, from the sale of our limited partner units during the period from February 7, 2007, the date our offering began, to September 30, 2007. From the proceeds we raised and borrowings from our credit facilities, as discussed in “Our Financing,” below, we invested $345.4 million in our lease portfolio during the period from March 13, 2007 (commencement of operations) to September 30, 2007.
Our distributions to our partners for the nine months ended September 30, 2007 were $1.1 million, and included distributions to our limited partners in an amount equal to 8.5% of their invested capital, calculated pursuant to our partnership agreement.
Selected Financial Data
The following information is intended to help you analyze our financial status. The following table includes selected operating and balance sheet information for us on a consolidated historical basis. The table is only a summary of the information and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations (unaudited),” above, and our unaudited consolidated financial statements as of September 30, 2007, included in “Financial Statements,” below.

Period from March 13, 2007
(Commencement of
Operations) to
September 30, 2007
Historical Operating Data:
Net interest and rental income	$6.69 million

Net loss	$490,000

Net loss per weighted average limited partner unit	$1.73

Weighted average units outstanding	280,066

Balance Sheet Data:
Total Assets	$329.82 million

Debt	$281.09 million

Management Compensation
Acquisition Fees. In return for its assistance in our acquisition of our equipment we had paid our general partner and its affiliates acquisition fees of $6.51 million as of September 30, 2007, which is equal to 2% of the total acquisition costs of our equipment, including related debt or securitization financing. For purposes of calculating the amount of our general partner’s acquisition fees as of September 30, 2007, we had invested a total of $345.4 million. As of September 30, 2007, we had paid our general partner’s affiliate, LEAF Funding, acquisition expenses which are included in the purchase price, at LEAF Funding’s cost, of the equipment, leases, and secured loans we had acquired as of September 30, 2007.
Organization and Offering Expense Allowance. As of September 30, 2007, we had paid our general partner and its affiliates an organization and offering expense allowance of $1.6 million (3%) of our offering proceeds which includes our actual, reasonable organization and offering expenses, with any excess constituting additional compensation to our general partner.
Management Fees. As of September 30, 2007, we had paid our general partner and its affiliates asset management fees of $877,000, which is equal to 4% of gross rental payments under our operating leases, 2% of gross rental payments under our full payout leases and 2% of payments under our secured loans.

Distributions. As of September 30, 2007, we had distributed $1.08 million (8.5%), in the aggregate, on their respective capital contributions to our limited partners (including our general partner to the extent it purchased units as a limited partner) and $10,900 (1% of our total distributions) to our general partner, calculated pursuant to our partnership agreement.
Reimbursements to Our General Partner for Our Operating Expenses. As of September 30, 2007, we had reimbursed our general partner or its affiliates $426,000 for operating expenses they had advanced to us. These reimbursements included the cost of goods and materials obtained by our general partner or its affiliates on our behalf from unaffiliated third-parties and certain costs of our general partner’s administrative services reasonably necessary or advisable in its discretion to our prudent operation (e.g. legal and accounting expenses). These reimbursements, however, did not exceed the lesser of:
•	the actual costs of the services; or

•	the amount we would have been charged by independent third-parties for comparable services.
Expense Reimbursements to Our General Partner from Prior Programs. The following is a tabular presentation of the expenses reimbursed to LEAF Financial, an affiliate of our general partner, acting as general partner of LEAF I and LEAF II, and LEAF Asset Management, Inc., a former subsidiary of LEAF Financial that was merged into LEAF Financial in 2004, acting as the initial general partner of LEAF I.
Summary of Expense Reimbursements of
Lease Equity Appreciation Fund I, L.P. as of September 30, 2007 (unaudited) (1)(2)

	9/30/07	2006	2005	2004	2003
Accounting/Information Technology	$241,125	$333,321	$333,259	$145,588	$265,939
Customer Service	$167,562	$231,625	$221,351	$271,920	$306,450
Investor Services	(3)	(3)	(3)	$64,673	$22,596
TOTAL:	$408,687	$564,946	$554,610	$482,180	$594,985

(1)	These expense reimbursements consist of labor expenses of employees of LEAF Financial and its affiliates, excluding their respective chairmen, directors, presidents, or other executive or senior officers, for services to, or on behalf of LEAF I, and are based on the employees’ time records.

(2)	Lease Equity Appreciation Fund I, L.P. did not conduct any operations or reimburse any expenses to its general partner in 2002, because it had not yet reached its minimum subscriptions.

(3)	During this period expenses for investor services were not, and will not be, reimbursed to LEAF Financial and its affiliates due to a transition in LEAF Financial’s method of tracking investor services and allocating the expenses described in footnote (1).
Summary of Expense Reimbursements of Lease Equity
Appreciation Fund II, L.P. as of September 30, 2007 (unaudited) (1)(2)

	9/30/07	2006	2005

Accounting/Information Technology	$600,256	$426,826	$226,676
Customer Service	$624,756	$444,248	$113,249
Investor Services	(3)	(3)	(3)
TOTAL:	$1,225,012	$871,074	$339,925

(1)	These expense reimbursements consist of labor expenses of employees of LEAF Financial and its affiliates, excluding their respective chairmen, directors, presidents, or other executive or senior officers, for services to, or on behalf of LEAF II, and are based on the employees’ time records.

(2)	Lease Equity Appreciation Fund II, L.P., which was formed in 2004, did not conduct any operations or reimburse any expenses to its general partner in 2004, because it had not yet reached its minimum subscriptions.

(3)	During this period expenses for investor services were not, and will not be, reimbursed to LEAF Financial and its affiliates due to a transition in LEAF Financial’s method of tracking investor services and allocating the expenses described in footnote (1).
Dealer-Manager Fees. As of September 30, 2007, we had paid dealer-manager fees of $1.54 million to Chadwick Securities, the dealer-manager of this offering and an affiliate of our general partner, of which $75,000 had been reallowed by Chadwick Securities to third-party broker/dealers as marketing fees with respect to units they sold.
Our Financing
We use debt facilities in addition to our offering proceeds to fund equipment acquisitions for our lease portfolio. See the “Investment Objectives and Strategies — Borrowing” section of the prospectus. Our credit facilities as of September 30, 2007, are described below:
•	WestLB AG, New York Branch revolving line of credit, with an aggregate borrowing limit of $200 million collateralized by specific leases and notes receivables and related equipment, with a 1% credit reserve of the outstanding line of credit. As of September 30, 2007, our outstanding debt under this facility was approximately $144.2 million. Interest on this facility is calculated at one month LIBOR plus .95% per annum. To mitigate fluctuations in interest rates we have entered into interest rate swap agreements. The interest rate swap agreements terminate in January 2013. As of September 30, 2007, the interest rate swap agreements fixed the interest rate on the outstanding balance at 6.46% on a weighted average basis. Interest and principal are due monthly. The line of credit expires in September 2010. The terms of this credit facility include financial covenants related to our net worth and leverage used. As of September 30, 2007, we were in compliance with all of these covenants.

•	Merrill Lynch Bank USA, secured loan agreement, with an aggregate borrowing limit of $200 million collateralized by specific lease receivables and related equipment. As of September 30, 2007, our outstanding debt under this facility was approximately $136.9 million. Interest on this facility is calculated at one month LIBOR plus 0.80% per annum. To mitigate fluctuations in interest rates we have entered into interest rate swap agreements. The interest rate swap agreements terminate on various dates ranging from June 2013 to August 2014. As of September 30, 2007, the interest rate swap agreements fixed the interest rate on the outstanding balance at 6.17% on a weighted average basis. Interest and principal are due monthly. The secured loan is renewable for one year periods on June 28, 2008, 2009 and 2010. The terms of this credit facility include financial covenants related to our net worth and leverage used. As of September 30, 2007, we were in compliance with all of these covenants.

•	National City Bank, revolving line of credit, with an aggregate borrowing limit of $50 million collateralized by specific leases and notes receivables and related equipment. Interest on this facility is calculated at one month LIBOR plus 1.75% per annum. Interest and principal are due monthly. The terms of our credit facility with National City Bank include financial covenants related to our net worth and leverage used. In November 2007 we increased the available credit to $160 million and extended the termination date to March 31, 2008. We will seek to refinance the temporary financing provided by National City Bank with permanent financing through either an existing loan agreement or a new loan agreement prior to March 31, 2008. We cannot assure you that such financing will be available on acceptable terms, or at all.
Our ability to use leverage to help build our portfolio on terms we deem acceptable could be reduced or delayed, and our costs of borrowing could increase, if the credit markets available to us were to be materially and adversely affected by a further weakening of the national economy precipitated by the current ongoing problems in the home mortgage, housing and housing-dependent industries, including banks and other financial services companies. See the “Risk Factors — Our Success Will Be Subject to Risks Inherent in the Equipment Leasing Business, Any of Which May Affect Our Ability to Operate Profitably” and “— Poor Economic Conditions May Adversely Affect Our Ability to Build Our Portfolio” sections of the prospectus.

Management
LEAF Financial Corporation
LEAF Financial’s current address is 1818 Market Street, 9th Floor, Philadelphia, Pennsylvania 19103. However it intends to move its offices to One Commerce Square, 2005 Market Street, Suite 1500, Philadelphia, PA 19103 in February 2008. In order to devote more of his professional time to the business and affairs of certain affiliates of our general partner, including Chadwick Securities, our dealer-manager, and Resource America, Mr. Darshan V. Patel, the former General Counsel and Secretary of LEAF Financial, resigned from those positions in January 2008. Biographical information concerning additional officers and key employees of LEAF Financial, an affiliate of our general partner, are set forth below.
David A. Silverman, age 49, has been an Executive Vice President, General Counsel and Secretary of LEAF Financial since January 2008. From August 2006 through January 2007, Mr. Silverman was an Executive Vice President and Counsel in the Consumer Finance and Home Lending Division of Sovereign Bank. From 2003 through April 2006, Mr. Silverman was General Counsel and Secretary of Sovereign Bank. From 2003 through August 2006, Mr. Silverman was General Counsel and Secretary of Sovereign Bancorp, Inc. Mr. Silverman is a 1984 graduate of UCLA Law School and a 1981 graduate of Drexel University.
Robert J. Hunter, age 42, has been Executive Vice President and Chief Marketing Officer of LEAF Financial since February 2007. From June 2001 until joining LEAF Financial, Mr. Hunter was Senior Vice President with Citicorp Vendor Finance, which is part of Citicapital, a business unit of Citigroup. From October 1998 to June 2001, Mr. Hunter was Senior Vice President of Sales and Marketing for Fidelity Leasing prior to Citicorp’s acquisition of Fidelity Leasing in 2001. From 1988 to 1998, Mr. Hunter held several sales and senior management positions with Master Lease Corporation and subsequently Tokai Financial Services. Mr. Hunter holds a B.S. degree in Accounting and Business Administration from The University of New York. Mr. Hunter also has been an active member of the Equipment Leasing and Finance Associations and served as Chairman of the Small Ticket Business Council as well as a member of the Industry Future Council and Financial Accounting Committee.
Paul J. Menzel, age 56, has been the General Manager of LEAF Third Party Funding, a business unit of LEAF Financial, since the acquisition of Pacific Capital Bank’s equipment leasing operation by LEAF Financial in June 2007. He served as the Senior Vice-President of Pacific Capital’s leasing operation, the small business and indirect auto lending groups. Mr. Menzel’s career in the equipment leasing industry started in 1975 with Puritan Leasing Company in Santa Barbara, California. He arranged for the acquisition of Puritan Leasing by California Thrift & Loan in 1986 and then the acquisition of the continuing operation by Pacific Capital in 1996. Mr. Menzel is a 1974 graduate from the University of California — Berkeley and holds an MBA degree in Management from Golden Gate University.
Dwight Galloway, age 56, has been the General Manager of LEAF Specialty Finance, a business unit of LEAF Financial, since the acquisition of NetBank Business Finance by LEAF Financial in October 2007. Mr. Galloway managed all aspects of NetBank Business Finance’s business until it was acquired by LEAF Financial. Previously, Mr. Galloway was a Regional Marketing Manager, for an equipment manufacturer, and President/owner of an NASD broker/dealer firm. Mr. Galloway also has been affiliated with US Equipment, Inc., a lease investment firm, since 1984. Mr. Galloway is a 1972 graduate of Arkansas State University with a B.S. degree in Accounting.
John F. Beard, age 48, has been the General Manager of LEAF Dealer Solutions, a business unit of LEAF Financial, since the acquisition of Dolphin Capital by LEAF Financial in November 2007. From May 1997 until joining LEAF Financial, Mr. Beard was the Vice President and Director of Credit Administration for Dolphin Capital. Mr. Beard held various credit and sales management positions with LeaseAmerica Corporation and with Office Technology Finance — General Electric Capital Corporation from 1981 to 1997. Mr. Beard is a 1984 graduate of Mount Mercy College, with a B.S. degree in Business Administration.
Earle Compton, age 54, has been a Senior Vice President and LEAF Financial’s Chief Technology Officer since January 2008. From 2006 through 2007 Mr. Compton was the Business Unit Leader for Computer Aid Incorporated’s core Applications Services practice. From 2002 through 2005 Mr. Compton was Vice President, CIO, Information Systems for AmeriGas Partners. Mr. Compton received a BSBA degree in Accounting from Bucknell University and an MBA degree in Marketing from Widener University.

Other Programs Managed by Our General Partner or Its Affiliates
Attached to this cumulative supplement as Appendix B are updated prior performance tables which replace the tables in Appendix B “Prior Performance Tables” in the prospectus with respect to Lease Equity Appreciation Fund I, L.P. (“LEAF I”) and Lease Equity Appreciation Fund II, L.P. (“LEAF II”), prior equipment leasing programs that are being managed by LEAF Financial, an affiliate of our general partner, as the general partner of those programs. See “Prior Performance Tables,” attached as Appendix B to this cumulative supplement.
Financial Statements
The “Index to Financial Statements” section of the prospectus is revised to add the following financial statements (unaudited) for us as of September 30, 2007.
LEAF EQUIPMENT LEASING INCOME FUND III, L.P.

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30,	December 31,
	2007	2006
	(unaudited)	(audited)
ASSETS
Cash	$4,101	$1
Restricted cash	15,987	—
Accounts receivable	115	—
Due from lockbox	2,139	—
Investment in direct financing leases and notes, net	301,337	—
Investment in operating leases, (net of accumulated depreciation of $339)	4,319	—
Other assets	1,821	—

	$329,819	$1

LIABILITIES AND PARTNERS’ CAPITAL
Liabilities:
Debt	$281,088	$—
Accounts payable and accrued expenses	1,350	—
Fair value of interest rate swap	3,367	—
Security deposits	1,340	—

Due to related party, net	1,241	—

Total liabilities	288,386	—
Partners’ Capital	41,433	1

	$329,819	$1

The accompanying notes are an integral part of these consolidated financial statements

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except unit data)

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2007	2007*
Income:
Interest on equipment financing	$5,222	$6,272
Rental income	274	418
Gain on sale of equipment and lease dispositions, net	288	287
Other	406	455

	6,190	7,432

Expenses:
Interest expense	4,500	5,219
Depreciation on operating leases	225	339
Provision for credit losses	896	910
Management fee to related party	812	877
Administrative expense reimbursed to related party	378	426
General and administrative expenses	121	151

	6,932	7,922

Net loss	$(742)	$(490)

Weighted average number of limited partner units outstanding during the period	$438,299	$280,066

Net loss attributed to limited partners per unit	$(1.68)	$(1.73)

*	Operations commenced March 13, 2007
The accompanying notes are an integral part of these consolidated financial statements

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
CONSOLIDATED STATEMENT OF PARTNERS’ CAPITAL
AND COMPREHENSIVE INCOME (LOSS)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(unaudited)
(in thousands, except unit data)

	General			Accumulated Other	Partners’
	Partner	Limited Partners		Comprehensive	Capital	Comprehensive
	Amount	Units	Amount	(Loss)	Total	Loss Total

Balance, January 1, 2007	$1	—	$—	$	$1
Limited Partners’ contributions		530,778	53,205		53,205
Offering costs related to the sale of Limited Partnership units	—	—	(6,828)		(6,828)
Cash distributions paid	(11)	—	(1,077)		(1,088)
Net loss	(5)	—	(485)		(490)	$(490)
Unrealized loss on hedging derivative	—	—	—	(3,367)	(3,367)	(3,367)

Balance, September 30, 2007	$(15)	530,778	$44,815	$(3,367)	$(41,433)	$(3,857)

The accompanying notes are an integral part of these consolidated financial statements

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
(in thousands)

Nine Months Ended
September 30, 2007*
Cash flows from operating activities:
Net loss	$(490)
Adjustments to reconcile net loss to net cash provided by operating activities:
Gain on sale of equipment	(287)
Depreciation	339
Provision for credit losses	910
Amortization of deferred financing costs	82
Changes in operating assets and liabilities:
Accounts receivable	(116)
Due from lockbox	(2,139)
Accounts payable and accrued expenses	1,350
Other Assets	(74)
Due to related parties, net	1,241

Net cash provided by operating activities	816

Cash flows from investing activities:
Investment in direct financing leases and notes	(340,737)
Investment in equipment under operating leases	(4,658)
Proceeds from direct financing leases, net of earned income	38,779
Security deposits, net	1,340

Net cash used in investing activities	(305,276)

Cash flows from financing activities:
Proceeds from debt	343,896
Repayment of debt	(62,808)
Increase in restricted cash	(15,987)
Increase in deferred financing costs	(1,830)
Limited Partners’ capital contributions	53,205
Payment of offering costs incurred for the sale of partnership units	(6,828)
Cash distributed to partners	(1,088)

Net cash provided by financing activities	308,560

Increase in cash	4,100
Cash, beginning of period	1

Cash, end of period	$4,101

*	Operations commenced March 13, 2007
The accompanying notes are an integral part of these financial statements

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007
(unaudited)
NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS
     LEAF Equipment Leasing Income Fund III, L.P. (the “Fund”), a Delaware limited partnership, was formed on May 16, 2006 by its general partner, LEAF Asset Management, LLC (the “general partner”), a Delaware limited liability company. The Fund’s fiscal year ends on December 31. LEAF Asset Management, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Resource America, Inc. (“RAI”). RAI is a publicly-traded company (NASDAQ: REXI) operating in the financial fund management, real estate, and commercial finance sectors.
     The general partner and the initial limited partner capitalized the Fund on August 31, 2006. The general partner contributed $1,000 to the Fund for a 1% partnership interest and the initial limited partner contributed $1 to the Fund for a 99% limited partnership interest. Upon the Fund breaking escrow on March 13, 2007, the initial limited partner withdrew as a limited partner and its capital contribution was returned. The Fund is managed by the general partner.
     The general partner owns a 1% general partnership interest, and the limited partners own a 99% limited partnership interest. Cash distributions, if available, are made monthly. The cash distributions are allocated 99% to the limited partners and 1% to the general partner. Net income and net losses are allocated 99% to the limited partners and 1% to the general partner. The Fund shall terminate on December 31, 2031, unless sooner dissolved or terminated as provided in the Limited Partnership Agreement.
     The Fund seeks to acquire leases and secured loans primarily from LEAF Financial Corporation, an affiliate of the general partner. The primary objective of the Fund is to invest the net proceeds raised from the sale of limited partnership units in equipment and portfolios of equipment subject to existing equipment leases and secured loans in order to generate regular cash distributions to the limited partners over the life of the Fund.
     The consolidated financial statements and notes as of September 30, 2007 are for the three and nine months then ended are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. However, in the opinion of management, these interim consolidated financial statements include all the necessary adjustments to fairly present the results of the interim period presented. The results of operations for the nine months ended September 30, 2007 may not necessarily be indicative of the results of operations for the full year ending December 31, 2007.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
     The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries, LEAF Fund III, LLC and LEAF III A SPE, LLC. All intercompany accounts and transactions have been eliminated in consolidation. Operations commenced on March 13, 2007 (hereafter referred to as the period ended September 30, 2007). All dollar amounts presented are in thousands, unless otherwise indicated.
Classification
     Management believes that, consistent with the financial statement presentation of other equipment leasing companies, it is more appropriate to present the Fund’s balance sheets on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
September 30, 2007
(unaudited)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)
Use of Estimates
     Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated unguaranteed residual values of leased equipment, the allowance for possible losses and impairment of long-lived assets. Actual results could differ from those estimates.
     Unguaranteed residual value represents the estimated amount to be received at lease termination from lease extensions or ultimate disposition of the leased equipment. The estimates of residual values are based upon the general partner’s history with regard to the realization of residuals, available industry data and the general partner’s senior management’s experience with respect to comparable equipment. The estimated residual values are recorded as a component of investments in leases on a net present value basis. Residual values are reviewed periodically to determine if the current estimate of the equipment’s fair market value appears to be below its recorded estimate. If required, residual values are adjusted downward to reflect adjusted estimates of fair market values. In accordance with U.S. GAAP, upward adjustments to residual values are not permitted.
     The Fund’s allowance for possible losses is primarily based on factors which include the general partner’s historical loss experience on equipment finance portfolios it manages, an analysis of contractual delinquencies, economic conditions and trends, industry statistics and equipment finance portfolio characteristics. The Fund’s policy is to charge off to the allowance those financings which are in default and for which management has determined the probability of collection to be remote.
     The Fund reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If it is determined that estimated undiscounted future cash flows derived from long-lived assets will not be sufficient to recover their carrying amounts, an impairment charge will be recorded if the carrying amount of the assets exceed their estimated fair values.
     Interest rate swaps are recorded at fair value based on market quotes from the swap counterparty bank. There can be no assurance that the Fund’s hedging strategies or techniques will be effective, that profitability will not be adversely affected during any period of change in interest rates or that the costs of hedging will not exceed the benefits.
Concentration of Credit Risk
     Financial instruments which potentially subject the Fund to concentrations of credit risk consist of excess cash. The Fund deposits its excess cash in high-quality financial institutions. As of September 30, 2007, the Fund had deposits at one bank totaling $4.12 million of which $4.02 million was over the insurance limit of the Federal Deposit Insurance Corporation. No losses have been experienced on such deposits.
Revenue Recognition
     The Fund’s investment in financing assets consists of direct financing leases, notes and operating leases. Leases are recorded in accordance with Statement of Financial Accounting Standards (‘SFAS”) No. 13, “Accounting for Leases,” and its various amendments and interpretations.

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
September 30, 2007
(unaudited)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)
Revenue Recognition — (Continued)
     Direct Financing Leases. Certain of the Fund’s lease transactions are accounted for as direct financing leases (as distinguished from operating leases). Such leases transfer substantially all benefits and risks of equipment ownership to the customer. The Fund’s investment in direct financing leases consists of the sum of the total future minimum lease payments receivable and the estimated unguaranteed residual value of leased equipment, less unearned finance income. Unearned finance income, which is recognized as revenue over the term of the financing by the effective interest method, represents the excess of the total future minimum contracted payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment.
     Operating Leases. Leases not meeting any of the criteria to be classified as direct financing leases are deemed to be operating leases. Under the accounting for operating leases, the cost of the leased equipment, including acquisition fees associated with lease placements, is recorded as an asset and depreciated on a straight-line basis over the equipment’s estimated useful life, generally up to seven years. Rental income consists primarily of monthly periodic rental payments due under the terms of the leases. The Fund recognizes rental income on a straight line basis. Generally, during the lease terms of existing operating leases, the Fund will not recover all of the cost and related expenses of its rental equipment and, therefore, it is prepared to remarket the equipment in future years. The Fund’s policy is to review, on a quarterly basis, the expected economic life of its rental equipment in order to determine the recoverability of its undepreciated cost. In accordance with U.S. GAAP, the Fund writes down its rental equipment to its estimated net realizable value when it is probable that its carrying amount exceeds such value and the excess can be reasonably estimated; gains are only recognized upon actual sale of the rental equipment. There were no write-downs of equipment during the three and nine months ended September 30, 2007.
     Notes Receivable. The Fund’s investment in notes receivable consists of the sum of the total future minimum loan payments receivable less unearned finance income. Unearned finance income, which is recognized as revenue over the term of the financing by the effective interest method, represents the excess of the total future minimum contracted payments term over the cost of the related equipment.
     The Fund generally discontinues the recognition of revenue for direct financing leases and notes for which payments are more than 90 days past due. Fees from delinquent payments are recognized when received and are included in other income.
Income Taxes
     Federal and state income tax laws provide that the income or losses of the Fund are reportable by the Partners on their individual income tax returns. Accordingly, no provision for such taxes has been made in the accompanying financial statements.
Supplemental Disclosure of Cash Flow Information
     Information for the nine months ended September 30, 2007 is as follows (in thousands):

2007
Cash paid for:
Interest	$4,700

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
September 30, 2007
(unaudited)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)
Recently Issued Accounting Pronouncements
     In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. The Fund is currently evaluating the expected effect of SFAS 159 on its consolidated financial statements.
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which provides guidance on measuring the fair value of assets and liabilities. SFAS 157 will apply to other accounting pronouncements that require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard will also require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Fund in the first quarter of its fiscal year 2008. The Fund is currently determining the effect, if any, the adoption of SFAS 157 will have on its financial statements.
Fair Value of Financial Instruments
     For cash, receivables and payables, the carrying amounts approximate fair values because of the short term maturity of these instruments. The carrying value of debt approximates fair market value since interest rates approximate current market rates. The interest rate swaps discussed in Note 9 are recorded at fair value based on market quotes from the swaps counterparty banks.
     It is not practicable for the Fund to estimate the fair value of the Fund’s notes receivables. They comprise of a large number of transactions with commercial customers in different businesses, and may be secured by liens on various types of equipment and may be guaranteed by third parties and cross-collateralized. Any difference between the carrying value and fair value of each transaction would be affected by a potential buyer’s assessment of the transaction’s credit quality, collateral value, guarantees, payment history, yield, term, documents and other legal matters, and other subjective considerations. Value received in a fair market sale of a transaction would be based on the terms of the sale, the Fund’s and the buyer’s views of economic and industry conditions, the Fund’s and the buyer’s tax considerations, and other factors.
NOTE 3 — RESTRICTED CASH
     Restricted cash consists primarily of the cash reserve and cash held by the trustees related to the Fund’s debt facilities.
NOTE 4 — DUE FROM LOCKBOX
     Customer payments are deposited into a lockbox shared with our general partner and other entities serviced by the Fund’s general partner. The lockbox is in the name of U.S. Bank NA as trustee under an inter-creditor agreement amongst our general partner, the other entities and their respective lenders. Amounts recorded as due from lockbox on the accompanying Balance Sheets, represent customer payments received by the lockbox, applied to the respective customer’s accounts, but not transferred to the Fund’s bank account.

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
September 30, 2007
(unaudited)
NOTE 5 — INVESTMENT IN LEASES AND NOTES
     The Fund’s direct financing leases are generally for initial lease terms ranging from 12 to 84 months. Unguaranteed residuals for direct financing leases represent the estimated amounts recoverable at lease termination from lease extensions or disposition of the equipment. The interest rates on notes receivable generally range from 7.5% to 12%. As of September 30, 2007, the average initial term of the Fund’s financings was 41 months. As of September 30, 2007, 24% of the Fund’s equipment was located in California. The following table sets forth investment in direct financing leases and notes:

September 30,
2007
Direct financing leases	$250,483
Notes receivable	51,764

$302,247
Allowance for possible losses	(910)

$301,337

The components of the net investment in direct financing leases for the periods indicated are as follows (in thousands):

September 30,
2007
Total future minimum lease payments	$277,423
Unearned rental income	29,388
Residuals, net of unearned residual income	2,448

$250,483

The following is a summary of the Fund’s allowance for possible losses for the periods indicated (in thousands):

September 30,
2007
Allowance for possible losses, beginning of period
Provision for credit losses	$—
Net write offs	910
Allowance for possible losses, end of period

$910

NOTE 6 — OTHER ASSETS
     As of September 30, 2007 and December 31, 2006, other assets include $1.7 million and $0, respectively, of unamortized deferred financing costs which are being amortized over the terms of the related debt. Accumulated amortization as of September 30, 2007 and December 31, 2006 is $82,152 and $0, respectively. Amortization expense for each of the five succeeding twelve month periods ending September 30, are $149,300, $149,300, $149,300, $149,300 and $149,300 respectively.

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
September 30, 2007
(unaudited)
NOTE 7 - DEBT
     The table below summarizes the Fund’s debt as of September 30, 2007 (in thousands):

September 30,
2007
WestLB AG, New York Branch revolving line of credit, with an aggregate borrowing limit of $200 million collateralized by specific leases and notes receivables and related equipment, with a 1% credit reserve of the outstanding line of credit. Interest on this facility is calculated at one month LIBOR plus .95% per annum. To mitigate fluctuations in interest rates the Fund has entered into interest rate swap agreements. The interest rate swap agreements terminate in January 2013. As of September 30, 2007, the interest rate swap agreements fix the interest rate on the outstanding balance at 6.46% on a weighted average basis. Interest and principal are due monthly. The line of credit expires in September 2010. The terms of the Fund’s credit facility with WestLB includes financial covenants related to the Fund’s net worth and leverage used. As of September 30, 2007, the Fund is in compliance with all such covenants
$144,147

Merrill Lynch Bank USA, secured loan agreement, with an aggregate borrowing limit of $200 million collateralized by specific lease receivables and related equipment. Interest on this facility is calculated at one month LIBOR plus 0.80% per annum. To mitigate fluctuations in interest rates the Fund has entered into interest rate swap agreements. The interest rate swap agreements terminate on various dates ranging from June 2013 to August 2014. As of September 30, 2007, the interest rate swap agreements fix the interest rate on the outstanding balance at 6.17% on a weighted average basis. Interest and principal are due monthly. The secured loan is renewable for one year periods on June 28, 2008, 2009 and 2010. The terms of the Fund’s credit facility with Merrill Lynch includes financial covenants related to the Funds net worth and leverage used. As of September 30, 2007, the Fund is in compliance with all such covenants
136,941

National City Bank, revolving line of credit, with an aggregate borrowing limit of $50 million collateralized by specific leases and notes receivables and related equipment. Interest on this facility is calculated at one month LIBOR plus 1.75% per annum. Interest and principal are due monthly. The line of credit was paid in full in July 2007	—

Total outstanding debt	$281,088

The debt maturity for each of the succeeding twelve month periods ending September 30, and thereafter, are as follows (in thousands):

2008	$100,045
2009	79,920
2010	55,620
2011	32,317
2012	11,750
Thereafter	1,436

$281,088

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
September 30, 2007
(unaudited)
NOTE 8 — DERIVATIVE INSTRUMENTS
     The majority of the Fund’s assets and liabilities are financial contracts with fixed and variable rates. Any mismatch between the repricing and maturity characteristics of the Fund’s assets and liabilities exposes it to interest rate risk when interest rates fluctuate. For example, the Fund’s assets are structured on a fixed-rate basis, but since funds borrowed through warehouse facilities are obtained on a floating-rate basis, the Fund is exposed to a certain degree of risk if interest rates rise, which in turn will increase the Fund’s borrowing costs. In addition, when the Fund originates assets, it bases its pricing in part on the spread it expects to achieve between the interest rate it charges its customers and the effective interest cost the Fund will pay when it funds those loans. Increases in interest rates that increase the Fund’s permanent funding costs between the time the assets are originated and the time they are funded could narrow, eliminate or even reverse this spread.
     To manage interest rate risk, the Fund employs a hedging strategy using derivative financial instruments such as interest rate swaps, which are designated as cash flow hedges. The Fund does not use derivative financial instruments for trading or speculative purposes. The Fund manages the credit risk of possible counterparty default in these derivative transactions by dealing exclusively with counterparties with investment grade ratings.
     Before entering into a derivative transaction for hedging purposes, the Fund determines that a high degree of initial effectiveness exists between the change in the value of the hedged item and the change in the value of the derivative from a movement in interest rates. High effectiveness means that the change in the value of the derivative will be effectively offset by the change in the value of the hedged asset or liability. The Fund measures the effectiveness of each hedge throughout the hedge period. Any hedge ineffectiveness, as defined by U.S. GAAP is recognized in the consolidated statements of operations.
     There can be no assurance that the Fund’s hedging strategies or techniques will be effective, that profitability will not be adversely affected during any period of change in interest rates or that the costs of hedging will not exceed the benefits.
     At September 30, 2007 and December 31, 2006, the notional amounts of the interest rate swaps were $274.3 million and $0, respectively. For the nine months ended September 30, 2007, the Fund had an unrealized loss of $3.4 million on these interest rate swaps which is included in accumulated other comprehensive income. The Fund recognized no gain or loss during the period ended September 30, 2007 for hedge ineffectiveness. Assuming market rates remain constant with the rates of September 30, 2007, $1.4 of the $3.4 million in accumulated other comprehensive income is expected to be recognized in earnings over the next 12 months.

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
September 30, 2007
(unaudited)
NOTE 9 — TRANSACTIONS WITH AFFILIATES
     The Fund relies on the general partner and its affiliates to manage the Fund’s operations and will pay the general partner or its affiliates fees to manage the fund.
     The general partner receives an organization and offering allowance of 3% of the offering proceeds raised. This amount includes reimbursement to Chadwick Securities, Inc. (“Chadwick”), a wholly owned subsidiary of RAI, to use for the selling dealers’ bona fide accountable due diligence expenses of up to 0.5% of the proceeds of each unit sold by them. These charges are recorded by the Fund as offering costs related to the sale of Partnership units.
     Chadwick receives an underwriting fee of 3% of the offering proceeds for obtaining and managing the group of selling broker-dealers who sell the units in the offering. Chadwick also receives sales commissions of 7% of the proceeds of each unit that they sell. Chadwick did not sell any units through September 30, 2007.
     The general partner receives a fee for assisting the Fund in acquiring equipment for lease, portfolios of equipment subject to existing equipment leases and secured loans equal to 2% of the Fund’s purchase price.
     The general partner receives a subordinated annual asset management fee equal to 4% of gross rental payments for operating leases, as defined in the partnership agreement, or 2% of gross rental payments for full payout leases, or a competitive fee, whichever is less. An operating lease is one in which the aggregate noncancellable rental payments during the initial term of the lease, on a net present value basis, are not sufficient to recover the purchase price of the equipment. A full payout lease is one in which the gross rental payments, on a net present value basis, are at least sufficient to recover the purchase price of the equipment. During the Fund’s five-year investment period, the management fee will be subordinated to the payment to the Fund’s limited partners of a cumulative annual distribution of 8.5% of their capital contributions, as adjusted by distributions deemed to be a return of capital.
     The general partner will receive a subordinated commission equal to one-half of a competitive commission, up to a maximum of 3% of the contract sales price, for arranging the sale of the Fund’s equipment after the expiration of a lease. This commission is subordinated to the payment to the limited partners of a cumulative 8.5% annual return on their capital contributions, as adjusted by distributions deemed to be returns of capital. No commissions were paid during the period from March 13, 2007 (Commencement of Operations) to September 30, 2007.
     The general partner or its affiliates are reimbursed by the Fund for certain costs of services and materials used by or for the Fund except those items covered by the above-mentioned fees.
     The general partner receives a commission equal to the lesser of a competitive rate or 2% of gross rental payments derived from any re-lease of equipment, payable as the Fund receives rental payments from re-lease. The Fund will not, however, pay a re-lease commission if the re-lease is with the original lessee or its affiliates. No release commissions were paid during the period from March 13, 2007 (Commencement of Operations) to September 30, 2007.
     The following is a summary of fees and costs of services and materials charged by the general partner or its affiliates during the periods indicated:

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2007	2007*
Acquisition fees	$2,245	$6,510
Asset management fees	812	877
Reimbursed administrative expenses	378	426
Organization and offering expense allowance	591	1,596
Underwriting fees	2,031	5,232

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
September 30, 2007
(unaudited)

*	Operations commenced March 13, 2007
Due to related parties, as of September 30, 2007 represents amounts due to the general partner for management fees, reimbursed expenses and other advances.
NOTE 10 — ALLOCATION OF PARTNERSHIP INCOME, LOSS AND CASH DISTRIBUTIONS
     Cash available for distributions, if any, are made monthly as follows: 99% to the Limited Partners and 1% to the general partner until the Limited Partners have received an amount equal to their unpaid cumulative return (8.5%) of their adjusted capital contribution and thereafter, to investment and reinvestment in investments or, if the general partner elects not to invest or reinvest such distributable cash, 99% to the Limited Partners and 1% to the general partner.
NOTE 11 — COMPREHENSIVE INCOME (LOSS)
     Comprehensive income (loss) includes net income and all other changes in the equity of a business during a period from non-owner sources. These changes, other than net income (loss), are referred to as “other comprehensive income” and for the Fund, only includes changes in the fair value of unrealized hedging derivatives.
NOTE 12 — NET INCOME (LOSS) PER LIMITED PARTNERSHIP UNIT
     Net income per limited partnership unit is computed by dividing net income allocated to the Fund’s Limited Partners by the weighted average number of limited partnership units outstanding during the period. The weighted average number of limited partnership units outstanding during the period is computed based on the number of limited partnership units issued during the period weighted for the days outstanding during the period. Basic income per limited partnership unit equals dilutive net income per limited partnership unit because there are no potential dilutive units.

APPENDIX A
AMENDMENT NO. 1
TO THE
AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
     This Amendment No. 1 (this “Amendment”) to the Amended and Restated Agreement of Limited Partnership (the “Agreement”) of LEAF Equipment Leasing Income Fund III, L.P., a Delaware limited partnership (the “Partnership”), is made as of February 1, 2008, by LEAF Asset Management, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Partnership. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.
     WHEREAS, Section 17.1 of the Agreement authorizes the General Partner to amend the Agreement without the Consent of a Majority Interest to cure any ambiguity in the Agreement or to add any provision to the Agreement with respect to matters or questions arising under the Agreement that are not inconsistent with the other provisions of the Agreement; and
     WHEREAS, the General Partner has determined that the Agreement should be amended pursuant to the authority under Section 17.1 of the Agreement.
     NOW, THEREFORE, in consideration of the premises:
     1. Additional Definition. The following additional definition shall be added to Section 1.1 of the Agreement between definitions (60) and (61) to read in its entirety as follows:
(60A)	“LEAF Affiliate” means an Affiliate of the Partnership organized as a partnership, a limited partnership or a limited liability company, with not more than three owners, each of which is an Affiliate of the Partnership.
     2. Amended Definitions. The following definitions in Section 1.1 of the Agreement shall be amended and restated to read in their entirety as follows:
(50)	“Gross Revenues” means gross cash receipts of the Partnership from whatever source (including its share of gross revenues from its indirect Investments), excluding Capital Contributions.
(58)	“Investments” means the Partnership’s portfolio, from time to time, of Equipment, Leases and Secured Loans, whether the Partnership owns such portfolio directly, or indirectly through an ownership interest in a LEAF Affiliate. In the case of such indirect ownership, the Partnership’s

Investment shall be deemed to be an amount equal to its percentage ownership in such LEAF Affiliate multiplied by the LEAF Affiliate’s assets which, if owned directly by the Partnership, would be Investments.
(99)	“Purchase Price” means, with respect to any Investment, the price paid by, or on behalf of (including, in the case of indirect ownership of Investments, the price paid by the LEAF Affiliate), the Partnership for or in connection with the purchase, acquisition or funding of the Investment, including the amount of the related:
(i)	Acquisition Fees;

(ii)	Acquisition Expenses; and

(iii)	all liens and encumbrances on the Investment, but excluding points and prepaid interest.
“Purchase Price” also includes, with respect to options to acquire an Investment, the sum of the exercise price and the price paid to acquire the option.
     3. Other Provisions of the Agreement. Except as expressly set forth in this Amendment, the Agreement remains unmodified and will continue in full force and effect. All other provisions of the Agreement shall be construed to give effect to the provisions of this Amendment.
     4. Headings. The headings of the sections of this Amendment are inserted for convenience only and shall not be deemed to constitute a part of this Amendment.
[SIGNATURE CONTAINED ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first above written.

LEAF ASSET MANAGEMENT, LLC
By:
	Name:	Crit DeMent
	Title:	Chief Executive Officer

APPENDIX B
Prior Performance Tables
The following Tables I, II, III and IV, which are unaudited, update and replace the tables on pages B-1 through B-19 of Appendix B to the prospectus with respect to Lease Equity Appreciation Fund I, L.P. (“LEAF I”) and Lease Equity Appreciation Fund II, L.P. (“LEAF II”) as of September 30, 2007. LEAF I are LEAF II are previous public equipment leasing programs sponsored by LEAF Financial, an affiliate of our general partner, which also serves as the general partner of LEAF I and LEAF II. Buying a unit in us will not give you any ownership interest in LEAF I and LEAF II, and you should not assume that you will experience investment results or returns, if any, comparable to those of investors in LEAF I and LEAF II.
TABLE I
The following table sets forth certain information, as of September 30, 2007, concerning the experience of LEAF Financial, an affiliate of our general partner and the general partner of LEAF I and LEAF II, in raising and investing limited partners’ funds in previous equipment leasing programs. Also, dollar amounts are shown in thousands.

	LEAF I		LEAF II
Date offering closed	08/15/04		10/13/06
Dollar amount offered	$50,000	100%	$60,000	100%

Dollar amount raised	$17,061	100%	$59,864	100%
Less: Offering expenses Sales commissions	$1,285	7.53%	$4,067	6.79%
Underwriting fees	$321	1.88%	$1,764	2.95%
Organization and offering expenses paid to general partner or its affiliates	$512	3.00%	$2,095	3.50%
Reserves	$299	1.75%	$519	0.87%

Offering proceeds available for investment	$14,645	85.84%	$51,418	85.89%

Debt proceeds	$82,402		$337,833
Total equipment acquired	$211,363		$526,344
Acquisition fees paid to general partner	$3,875		$5,727

Equipment acquisition cost as a percentage of amount raised:
Purchase price	22.71%		9.57%
Acquisition fees paid to general partner	1.83%		1.09%
Percent invested	85.84%		85.89%
Percent leverage	82.85%		84.95%
Date offering commenced	8/15/02		12/22/04
Maximum offering period (in months)	24		24
Actual offering period (in months)	24		22
Months to invest 90% of amount available for investment	14		15
Past performance is not necessarily indicative of future performance.

TABLE II
Compensation to the General Partner and Affiliates
Except as otherwise noted below, the following table sets forth certain information as of September 30, 2007 concerning the compensation derived by their general partner, LEAF Financial, an affiliate of our general partner, and LEAF Asset Management, Inc., a former subsidiary of LEAF Financial that was merged into LEAF Financial in 2004, from previous equipment leasing programs. Also, all amounts presented are cumulative from the beginning of the offering of each program to September 30, 2007, and dollar amounts are shown in thousands.

	LEAF I	LEAF II
Date offering commenced	8/15/02	12/22/04
Date offering closed	8/15/04	10/13/06
Dollar amount raised	$17,061	59,864

The following information is as of September 30, 2007
Amounts paid to general partner and its affiliates from offering proceeds:
Underwriting commissions	$321	$1,764

Organization and offering expense reimbursements	$512	$2,095

Acquisition fees	$3,875	$5,727

Dollar amount of cash generated from operations before deducting payments/accruals to general partner and affiliates	$12,987	$24,441

Amounts paid or accrued to general partner and its affiliates from operations:
Acquisition fees	$3,875	$5,727

Management fees	$3,231	$4,420

Administrative expense reimbursements	$2,065	$2,436

[THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK]
Past performance is not necessarily indicative of future performance.

TABLE III
Operating Results of Prior Public Programs — LEAF I
The following table summarizes the operating results of Lease Equity Appreciation Fund I, L.P., which was sponsored by LEAF Financial, an affiliate of our general partner, and LEAF Asset Management, Inc., a former subsidiary of LEAF Financial that was merged into LEAF Financial in 2004. The program’s records are maintained in accordance with Generally Accepted Accounting Principles (“GAAP”) for financial statement purposes. No results are shown for 2002, because the program did not conduct any activities, other than holding an escrow account for subscription proceeds, until it achieved its minimum required offering proceeds in March, 2003. Also, dollar amounts are shown in thousands except per unit data.

	9 Months
	Ended
	09/30/07	2006	2005	2004	2003
Revenues
Net gain (loss) on sales or remarketing of equipment	774	543	126	61	(10)
Gross revenue	6,219	7,869	7,577	3,476	983

Less:
Interest expense	(3,724)	(4,550)	(4,344)	(1,874)	(321)
Depreciation expense	(270)	(617)	(821)	(343)	(168)
Management fees — general partner	(870)	(1,064)	(840,)	(384)	(73)
Administrative expense reimbursement — general partner	(408)	(565)	(555)	(482)	(595)
General and administrative	(1,073)	(520)	(476)	(309)	(207)
Provision for bad debts (2)	(615)	(910)	(1,352)	(395)	(5)
Net (loss) income — GAAP	33	187	(684)	(250)	(396)

Net (loss) income — GAAP — allocable to limited partners	33	186	(677)	(247)	(392)
Taxable income (loss) from operations (1)(3)	33	74	(1,218)	(2,163)	(203)
Cash provided by (used in) operating activities	1,842	3,673	(286)	2,189	(735)
Cash used in investing activities	(317)	(6,377)	(29,051)	(30,867)	(24,713)
Cash provided by financing activities	(4,091)	(5,183)	31,620	30,936	26,9579
Cash generated from operations, sales, and refinancing	(2,566)	2,479	2,283	2,258	1,509

Less:
Cash distributions to investors from operations, sales and refinancing	1,090	1,374	1,374	986	475
Cash distributions to general partner from operations, sales and refinancing	11	14	14	10	5

Cash generated from (used by) operations, sales and refinancing after cash distributions	(3,667)	1,091	895	1,280	1,029
Tax data and distributions per $1,000 limited partner investment
Federal income tax results:
Taxable income from operations (1)(3)	1	4	(71)	(158)	(33)
Cash distributions to investors	63	60	80	71	78
Source (on GAAP basis)
Return of capital	63	80	80	71	78
Source (on cash basis)
Operations	63	80	80	71	78
Sales	—	—	—	—	—
Refinancing	—	—	—	—	—
Other	—	—	—	—	—
Weighted average number of limited partnership ($100) units outstanding	172	172	172	137	61

(1)	The difference between Net income — GAAP and Taxable income from operations is because of different methods of calculating depreciation and amortization, the use of the reserve method for providing for possible doubtful accounts under GAAP, and different methods of recognizing revenue on direct finance leases under GAAP that generally are similar to full payout leases as defined under LEAF I’s partnership agreement.

(2)	The program records a provision for bad debts to provide for estimated credit losses in its portfolio. This policy is based on an analysis of the aging of the program’s portfolio, a review of the non-performing receivables and leases, prior collection experience and historical loss experience.

(3)	Taxable income is not calculated on an interim basis, only at the end of a year.
Past performance is not necessarily indicative of future performance.

TABLE III (Continued)
Operating Results of Prior Public Programs — LEAF II
The following table summarizes the operating results of Lease Equity Appreciation Fund II, L.P., which was sponsored by LEAF Financial, an affiliate of our general partner. The program’s records are maintained in accordance with Generally Accepted Accounting Principles (“GAAP”) for financial statement purposes. No results are shown for 2004, because the program did not conduct any activities, other than holding an escrow account for subscription proceeds, until it achieved its minimum required offering proceeds in April, 2005. Also, dollar amounts are shown in thousands except per unit data.

	9 Months
	Ended
	09/30/07	2006	2005
Revenues
Net gain (loss) on sales or remarketing of equipment	1,272	458	(5)
Gross revenue	24,176	14,430	1,199

Less:
Interest expense	(13,591)	(7,256)	(584)
Depreciation expense	(3,624)	(3,133)	(247)
Management fees — general partner	(2,688)	(1,592)	(140)
Administrative expense reimbursement — general partner	(1,225)	(871)	(340)
General and administrative	(1,794)	(875)	(191)
Provision for bad debts (2)	(2,672)	(1,029)	(130)
Net (loss) income — GAAP	(146)	131	(437)

Net (loss) income — GAAP — allocable to limited partners	(145)	130	(434)
Taxable income (loss) from operations (1)(3)	(145)	52	(438)
Cash provided by (used in) operating activities	12,073	(240)	(476)
Cash used in investing activities	(43,530)	(106,543)	(42)
Cash provided by financing activities	21,024	122,584	44,190
Cash generated from operations, sales, and refinancing	(10,433)	15,801	1,365

Less:
Cash distributions to investors from operations, sales and refinancing	3,585	2,598	329
Cash distributions to general partner from operations, sales and refinancing	36	26	3

Cash generated from (used by) operations, sales and refinancing after cash distributions	(14,054)	13,177	1,033
Tax data and distributions per $1,000 limited partner investment Federal income tax results:
Taxable income from operations (1)(3)	(1)	1	(86)
Cash distributions to investors	60	70	65
Source (on GAAP basis)
Return of capital	60	70	65
Source (on cash basis)
Operations	60	70	65
Sales	—	—	—
Refinancing	—	—	—
Other	—	—	—
Weighted average number of limited partnership ($100) units outstanding	600	370	51

(1)	The difference between Net income — GAAP and Taxable income from operations is because of different methods of calculating depreciation and amortization, the use of the reserve method for providing for possible doubtful accounts under GAAP, and different methods of recognizing revenue on direct finance leases under GAAP that generally are similar to full payout leases as defined under LEAF II’s partnership agreement.

(2)	The program records a provision for bad debts to provide for estimated credit losses in its portfolio. This policy is based on an analysis of the aging of the program’s portfolio, a review of the non-performing receivables and leases, prior collection experience and historical loss experience.

(3)	Taxable income is not calculated on an interim basis, only at the end of a year.
Past performance is not necessarily indicative of future performance.

TABLE IV
HISTORICAL DISPOSITION OF PROPERTIES
The following tables are a summary as of September 30, 2007, of equipment sales and dispositions made by Lease Equity Appreciation Fund I, L.P. (“LEAF I”) and Lease Equity Appreciation Fund II, L.P. (“LEAF II”), previous equipment leasing programs sponsored by LEAF Financial, an affiliate of our general partner.
LEASE EQUITY APPRECIATION FUND I — As Of 9/30/07

TYPE OF			GAAP
EQUIPMENT	COST	SALE PROCEEDS	GAIN (LOSS)
ATM Machines	79,385	48,471	9,308
Audio/Visual	27,759	8,949	250
Auto Body/Spray Booths	81,306	83,282	2,696
Automotive	2,068,924	1,133,274	97,618
Broadcasting	97,707	70,856	2,872
Building Systems	354,581	48,655	1,079
Clinical Lab	814,325	421,145	45,025
Commercial Refrigerator	171,088	36,963	(1,514)
Compressor	11,324	1	319
Computer Systems	9,469,096	1,861,260	129,578
Concrete	—	—	4,218
Construction	479,971	337,614	35,609
Copiers	374,142	148,814	24,631
Dental	509,397	366,196	29,214
Dry cleaning	1,921,732	451,727	52,345
Energy Mngt Sys/Lighting	1,194	—	(1)
Excavation/Load	—	—	13,592
Farm Machines	60,360	24,489	2,191
Faxes	5,660	—	(1)
Fork Lift/Material HDLG	177,578	54,136	1,409
Furniture	2,769,867	1,653,285	141,955
Global Positioning System	182,224	43,845	(457)
Heavy Gen Purp Trucks	74,306	—	68,035
HVAC	691,996	149,743	15,652
Past performance is not necessarily indicative of future performance.

TYPE OF			GAAP
EQUIPMENT	COST	SALE PROCEEDS	GAIN (LOSS)
Imaging Systems	98,394	8,715	5,422
Irrigation	40,185	11,146	213
Lasers	1,199,143	442,151	24,507
Laundry	1,144,437	538,147	58,828
Lawn Care	23,108	—	(31)
Machine Tools	2,527,243	810,857	41,485
Mailing Machines	341,696	200,088	62,856
MRI	496,316	466,101	16,051
Other	12,122,106	4,184,010	279,162
Packaging/labeling	7,089	—	0
Photographic Develop	1,571,596	349,712	(10,906)
Pos Systems	79,479	44,913	2,934
Printers	82,511	10,124	8,293
Radiology (X-ray)	2,396,055	1,675,278	19,718
Rehab/Physic/Therapy/Fitn	49,007	30,578	1,442
Restaurant	1,892,008	361,269	49,641
Scales	1,219	—	(1)
Security Systems	23,868	5,248	(515)
Software	4,669,287	765,478	75,914
Surveillance Camera/Monitor	730,509	416,478	86,121
Telecommunications	947,591	52,435	(11,780)
Telephone System	539,682	117,782	20,119
Ultrasound	132,802	53,130	2,288
Past performance is not necessarily indicative of future performance.

LEASE EQUITY APPRECIATION FUND II — As Of 9/30/07

TYPE OF			GAAP
EQUIPMENT	COST	SALE PROCEEDS	GAIN (LOSS)
Analyzers	19,742	—	306
ATM Machines	116,889	8,382	1,048
Audio/Visual	377,904	119,159	29,590
Auto Body/Spray Booths	129,671	—	137
Automotive	2,186,665	859,177	62,671
Broadcasting	133,066	2,157	3,057
Clinical Lab	71,510	—	426
Commercial Refrigerator	181,886	133,024	27,258
Compressor	230,780	—	6,088
Computer Systems	10,163,526	1,134,285	396,027
Construction	519,600	189,583	18,398
Containers	19,052	—	3,801
Copiers	957,233	286,330	33,927
CT Scan	470,261	106,136	42,306
Dental	774,101	522,414	67,037
Dry Van Trailer	38,477	—	2,512
Dry-Clean Machines	1,580,941	341,038	4,471
Dump Trucks	—	—	56,322
Energy Management Sys/Lighting	102,194	33,359	585
Excavation/Load	3,492	—	2,257
Farm Machines	198,467	94,755	8,747
Faxes	2,149	532	118
Fire Protection system	4,041	—	(1)
Fork Lift/Material HDLG	215,157	14,767	5,438
Furniture	2,381,917	508,428	122,787
Global Positioning System	204,409	61,662	6,040
Past performance is not necessarily indicative of future performance.

TYPE OF			GAAP
EQUIPMENT	COST	SALE PROCEEDS	GAIN (LOSS)
Heavy General Purpose Trucks	182,556	135,911	55,088
HVAC	508,116	216,069	43,703
Imaging Systems	105,972	36,453	2,746
Lasers	2,442,321	967,519	83,384
Laundry	1,837,152	470,747	61,348
Lawn Care	176,018	81,802	2,816
Machine Tools	1,827,488	511,492	86,865
Mailing Machines	687,019	253,090	10,305
MFTR Robotic	82,726	94,339	11,393
MRI	829,314	859,341	82,866
Other	18,886,483	11,839,702	124,824
Packaging/labeling	121,924	5,906	6,031
Peripherals, Other	86,812	36,492	2,567
Photographic Develop	3,324,398	1,489,402	(45,475)
Pos Systems	469,196	116,238	(665)
Printing	969,722	126,778	44,394
Radiology (X-ray)	336,536	211,119	25,874
Rehab/Physic/Therapy/Fitn	1,613,009	1,267,524	19,071
Restaurant	1,201,336	540,770	70,444
Scales	28,865	11,243	29
Security Systems	345,370	45,285	4,901
Software	4,300,482	384,305	95,622
Surveillance Camera/Monitor	139,444	—	811
Telephone System	1,642,316	226,403	23,187
Ultrasound	795,075	352,634	22,036
Past performance is not necessarily indicative of future performance.